Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752
FOR IMMEDIATE RELEASE
METROPCS ANNOUNCES WITHDRAWAL OF
PROPOSAL TO MERGE WITH LEAP WIRELESS
Dallas, TX —November 1, 2007 — On September 4, 2007, MetroPCS Communications, Inc. (NYSE: PCS) announced a proposal to engage in a stock-for-stock tax-free merger with Leap Wireless International, Inc. (NASDAQ: LEAP). While there is widespread investor and analyst enthusiasm for a merger between the two companies, MetroPCS has not been able to engage Leap in meaningful negotiations regarding MetroPCS’ merger proposal. As a result, MetroPCS today announced that it is withdrawing its merger proposal.
MetroPCS believes strongly in its stand-alone prospects and will continue to focus on realizing its significant growth opportunities. In addition to the recent service launch in Los Angeles, MetroPCS expects additional new market launches by the end of 2008 or early 2009 as well as ongoing increased penetration in existing markets to continue to drive growth and create value for MetroPCS’ shareholders.
About MetroPCS Communications, Inc.
Dallas-based MetroPCS Communications, Inc. (NYSE: PCS) is a provider of unlimited wireless communications service for a flat rate with no signed contract. MetroPCS owns or has access to licenses covering a population of approximately 140 million people in 14 of the top 25 largest metropolitan areas in the United States, including New York, Philadelphia, Boston, Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, Los Angeles, Las Vegas, San Francisco and Sacramento. As of September 30, 2007, MetroPCS had over 3.6 million subscribers and offers service in the Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, Los Angeles, San Francisco, and Sacramento metropolitan areas.
Forward-Looking Statements
Any statements made in this release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential synergies, the potential costs and benefits of any such transaction, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, future penetration rates, planned market launches, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; our ability to clear the Auction 66 Market spectrum of incumbent licensees; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company and our ability to assume or refinance Leap’s debt; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel. MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.

Contacts:
Keith Terreri	Joele Frank / Dan Katcher
Vice President - Finance & Treasurer	Joele Frank, Wilkinson Brimmer Katcher
214-571-4641	212-355-4449
investor_relations@metropcs.com
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